SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PetroQuest Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

716748108
(CUSIP Number)

SPO Advisory Corp.
591 Redwood Highway, Suite 3215
Mill Valley, California 94941
(415) 383-6600

with a copy to:

Alison S. Ressler
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California 90067-1725
(310) 712-6600

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 20, 2010
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 18 pages
CUSIP No. 716748108

1	NAME OF REPORTING PERSONS

SPO Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

7,516,700(1)
	8	SHARED VOTING POWER

-0-
	9	SOLE DISPOSITIVE POWER

7,516,700(1)
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,516,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.9%
14	TYPE OF REPORTING PERSON

PN

(1)	Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

Page 3 of 18 pages
CUSIP No. 716748108

1	NAME OF REPORTING PERSONS

SPO Advisory Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

7,516,700(1)(2)
	8	SHARED VOTING POWER

-0-
	9	SOLE DISPOSITIVE POWER

7,516,700(1)(2)
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,516,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.9%
14	TYPE OF REPORTING PERSON

PN

(1)	Solely in its capacity as the sole general partner of SPO Partners II, L.P.
(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

Page 4 of 18 pages
CUSIP No. 716748108

1	NAME OF REPORTING PERSONS

San Francisco Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

286,200(1)
	8	SHARED VOTING POWER

-0-
	9	SOLE DISPOSITIVE POWER

286,200(1)
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

286,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%
14	TYPE OF REPORTING PERSON

PN

(1)	Power is exercised through its sole general partner, SF Advisory Partners, L.P.

Page 5 of 18 pages
CUSIP No. 716748108

1	NAME OF REPORTING PERSONS

SF Advisory Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

286,200(1)(2)
	8	SHARED VOTING POWER

-0-
	9	SOLE DISPOSITIVE POWER

286,200(1)(2)
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

286,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%
14	TYPE OF REPORTING PERSON

PN

(1)	Solely in its capacity as the sole general partner of San Francisco Partners, L.P.
(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

Page 6 of 18 pages
CUSIP No. 716748108

1	NAME OF REPORTING PERSONS

SPO Advisory Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

7,802,900(1)(2)
	8	SHARED VOTING POWER

-0-
	9	SOLE DISPOSITIVE POWER

7,802,900(1)(2)
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,802,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.4%
14	TYPE OF REPORTING PERSON

CO

(1)
Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 7,516,700 of such shares; and solely in its capacity as the sole general partner of SF Advisory Partners, L.P. with respect to 286,200 of such shares.

(2)	Power is exercised through its four controlling persons, John H. Scully, William E. Oberndorf, William J. Patterson and Edward H. McDermott.

Page 7 of 18 pages
CUSIP No. 716748108

1	NAME OF REPORTING PERSONS

John H. Scully
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

14,200(1)
	8	SHARED VOTING POWER

7,802,900(2)
	9	SOLE DISPOSITIVE POWER

14,200(1)
	10	SHARED DISPOSITIVE POWER

7,802,900(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,817,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.4%
14	TYPE OF REPORTING PERSON

IN

(1)	These shares are held in the John H. Scully Individual Retirement Account, which is self-directed.
(2)	These shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of four controlling persons of SPO Advisory Corp.

Page 8 of 18 pages
CUSIP No. 716748108

1	NAME OF REPORTING PERSONS

William E. Oberndorf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

67,900(1)
	8	SHARED VOTING POWER

7,802,900(2)
	9	SOLE DISPOSITIVE POWER

67,900(1)
	10	SHARED DISPOSITIVE POWER

7,802,900(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,870,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.5%
14	TYPE OF REPORTING PERSON

IN

(1)	These shares are held in the William E. Oberndorf Individual Retirement Account, which is self-directed.
(2)	These shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as one of four controlling persons of SPO Advisory Corp.

Page 9 of 18 pages
CUSIP No. 716748108

1	NAME OF REPORTING PERSONS

William J. Patterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

1,000(1)
	8	SHARED VOTING POWER

7,821,100(2)
	9	SOLE DISPOSITIVE POWER

1,000(1)
	10	SHARED DISPOSITIVE POWER

7,821,100(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,822,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.4%
14	TYPE OF REPORTING PERSON

IN

(1)	These shares are held in the William J. Patterson Individual Retirement Account, which is self directed.
(2)
Of these shares, 7,802,900 shares may be deemed to be beneficially owned by Mr. Patterson solely in his capacity as one of four controlling persons of SPO Advisory Corp. and 18,200 shares may be deemed to be beneficially owned by Mr. Patterson solely in his capacity as a controlling person, director and executive officer of The Elizabeth R. & William J. Patterson Foundation.

Page 10 of 18 pages
CUSIP No. 716748108

1	NAME OF REPORTING PERSONS

Edward H. McDermott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

800(1)
	8	SHARED VOTING POWER

7,802,900(2)
	9	SOLE DISPOSITIVE POWER

800(1)
	10	SHARED DISPOSITIVE POWER

7,802,900(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,803,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.4%
14	TYPE OF REPORTING PERSON

IN

(1)	These shares are held in the Edward H. McDermott Individual Retirement Account, which is self-directed.
(2)	These shares may be deemed to be beneficially owned by Mr. McDermott solely in his capacity as one of four controlling persons of SPO Advisory Corp.

Page 11 of 18 pages
CUSIP No. 716748108

1	NAME OF REPORTING PERSONS

The Elizabeth R. & William J. Patterson Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

18,200(1)
	8	SHARED VOTING POWER

-0-
	9	SOLE DISPOSITIVE POWER

18,200(1)
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

**0.1%
14	TYPE OF REPORTING PERSON

CO

(1)	Power is exercised through its controlling persons, directors and executive officers, William J. Patterson and Elizabeth R. Patterson.
**	Denotes less than.

Page 12 of 18 pages

This Amendment No. 2 amends the Schedule 13D (the "Original 13D") filed with the Securities and Exchange Commission ("SEC") on April 30, 2010 and as amended on May 10, 2010. Unless otherwise stated herein, the Original 13D, as previously amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original 13D.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The source and amount of the funds used or to be used by the Reporting Persons to purchase Shares are as follows:

Name	Source of Funds	Amount of Funds
SPO	Contributions from Partners	$43,591,903
SPO Advisory Partners	Not Applicable	Not Applicable
SFP	Contributions from Partners	$1,659,737
SF Advisory Partners	Not Applicable	Not Applicable
SPO Advisory Corp.	Not Applicable	Not Applicable
JHS	Not Applicable and Personal Funds (1)	$82,334
WEO	Not Applicable and Personal Funds (1)	$393,733
WJP	Not Applicable and Personal Funds (1)	$5,799
EHM	Not Applicable and Personal Funds (1)	$4,640
Patterson Foundation	Contributions from Shareholders	$105,526
_______________
(1)         As used herein, the term “Personal Funds” includes sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specified purpose of acquiring, holding, trading or voting shares.

ITEM 5.	Interest in Securities of the Issuer.

(a)           Percentage interest calculations for each Reporting Person are based upon the Issuer having 63,157,839 total outstanding shares of Common Stock as of May 3, 2010, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2010.

SPO

The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 7,516,700 Shares, which constitutes approximately 11.9% of the outstanding Shares.

SPO ADVISORY PARTNERS

Because of its position as the sole general partner of SPO, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,516,700 Shares, which constitutes approximately 11.9% of the outstanding Shares.

Page 13 of 18 pages

SFP

The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 286,200 Shares, which constitutes approximately 0.5% of the outstanding Shares.

SF ADVISORY PARTNERS

Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 286,200 Shares, which constitutes approximately 0.5% of the outstanding Shares.

SPO ADVISORY CORP.

Because of its positions as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,802,900 Shares in the aggregate, which constitutes approximately 12.4% of the outstanding Shares.

JHS

Individually, and because of his position as a control person of SPO Advisory Corp., JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,817,100 Shares in the aggregate, which constitutes approximately 12.4% of the outstanding Shares.

WEO

Individually, and because of his position as a control person of SPO Advisory Corp., WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,870,800 Shares in the aggregate, which constitutes approximately 12.5% of the outstanding Shares.

WJP

Individually, and because of his position as a control person of SPO Advisory Corp. and The Elizabeth R. & William J. Patterson Foundation, WJP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,822,100 Shares in the aggregate, which constitutes approximately 12.4% of the outstanding Shares.

EHM

Individually, and because of his position as a control person of SPO Advisory Corp., EHM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,803,700 Shares in the aggregate, which constitutes approximately 12.4% of the outstanding Shares.

PATTERSON FOUNDATION

The aggregate number of Shares that Patterson Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 18,200 Shares, which constitutes less than 0.1% of the outstanding Shares.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

Page 14 of 18 pages

(b)           SPO

Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,516,700 Shares.

SPO ADVISORY PARTNERS

Acting through its sole general partner and in its capacity as the sole general partner of SPO, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,516,700 Shares.

SFP

Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 286,200 Shares.

SF ADVISORY PARTNERS

Acting through its sole general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 286,200 Shares.

SPO ADVISORY CORP.

Acting through its controlling persons and in its capacities as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,802,900 Shares in the aggregate.

JHS

As one of four controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with WEO, WJP and EHM to vote or to direct the vote and to dispose or to direct the disposition of 7,802,900 Shares held by SPO and SFP in the aggregate.  In addition, JHS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 14,200 Shares held in JHS’s Individual Retirement Account, which is self directed.

WEO

As one of four controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, WEO may be deemed to have shared power with JHS, WJP and EHM to vote or to direct the vote and to dispose or to direct the disposition of 7,802,900 Shares held by SPO and SFP in the aggregate.  In addition, WEO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 67,900 Shares held in WEO’s Individual Retirement Account, which is self directed.

WJP

As one of four controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, WJP may be deemed to have shared power with JHS, WEO and EHM to vote or to direct the vote and to dispose or to direct the disposition of

Page 15 of 19 pages

7,802,900 Shares held by SPO and SFP in the aggregate.  WJP may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 18,200 Shares held by the Patterson Foundation.  In addition, WJP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,000 Shares held in WJP’s Individual Retirement Account, which is self directed.

EHM

As one of four controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, EHM may be deemed to have shared power with JHS, WEO and WJP to vote or to direct the vote and to dispose or to direct the disposition of 7,802,900 Shares held by SPO and SFP in the aggregate.  In addition, EHM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 800 Shares held in EHM’s Individual Retirement Account, which is self directed.

PATTERSON FOUNDATION

Acting through its two controlling persons, directors and executive officers, Patterson Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 18,200 Shares.

(c)           Since the most recent filing on Schedule 13D, Reporting Persons acquired Shares through open market purchases as set forth on Schedule I attached hereto.

Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Shares since the most recent filing on Schedule 13D.

(d)           Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, Shares owned by such Reporting Person.

(e)           Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A:	Agreement pursuant to Rule 13d-1(k)

Exhibit B:	Power of Attorney (previously filed)

Page 16 of 18 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2010	By:	/s/ Kim M. Silva
Kim M. Silva

Attorney-in-Fact for:

SPO PARTNERS II, L.P. (1)
SPO ADVISORY PARTNERS, L.P. (1)
SAN FRANCISCO PARTNERS, L.P. (1)
SF ADVISORY PARTNERS, L.P. (1)
SPO ADVISORY CORP. (1)
JOHN H. SCULLY (1)
WILLIAM E. OBERNDORF (1)
WILLIAM J. PATTERSON (1)
EDWARD H. MCDERMOTT (1)
THE ELIZABETH R. & WILLIAM J. PATTERSON FOUNDATION(1)

(1) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.

Page 17 of 18 pages

SCHEDULE I TO SCHEDULE 13D

Reporting Person	Date of Transaction	Type	Class of Security CS = Common Stock	Number of Shares	Weighted Average(1) Price Per Share $	Where/How Transaction Effected
SPO Partners II, L.P.	05/20/10	Buy	CS	760,900	5.80(2)	Open Market/Broker
San Francisco Partners, L.P.	05/20/10	Buy	CS	28,800	5.80(2)	Open Market/Broker
John H. Scully IRA	05/20/10	Buy	CS	1,400	5.80(2)	Open Market/Broker
William E. Oberndorf IRA	05/20/10	Buy	CS	6,800	5.80(2)	Open Market/Broker
William J. Patterson IRA	05/20/10	Buy	CS	100	5.80(2)	Open Market/Broker
Edward H. McDermott IRA	05/20/10	Buy	CS	100	5.80(2)	Open Market/Broker
The Elizabeth R. and William J. Patterson Foundation	05/20/10	Buy	CS	1,900	5.80(2)	Open Market/Broker
SPO Partners II, L.P.	05/21/10	Buy	CS	547,000	5.90(3)	Open Market/Broker
San Francisco Partners, L.P.	05/21/10	Buy	CS	20,700	5.90(3)	Open Market/Broker
John H. Scully IRA	05/21/10	Buy	CS	1,100	5.90(3)	Open Market/Broker
William E. Oberndorf IRA	05/21/10	Buy	CS	4,900	5.90(3)	Open Market/Broker
William J. Patterson IRA	05/21/10	Buy	CS	100	5.90(3)	Open Market/Broker
Edward H. McDermott IRA	05/21/10	Buy	CS	100	5.90(3)	Open Market/Broker
The Elizabeth R. and William J. Patterson Foundation	05/21/10	Buy	CS	1,300	5.90(3)	Open Market/Broker

(1)
The prices listed below represent the average prices at which the amount of shares listed in each row were purchased (full detailed information regarding the shares purchased and the corresponding prices will be provided upon request).

(2)	The range of prices for these purchases was $5.69-$5.87.
(3)	The range of prices for these purchases was $5.54-$5.96.

Page 18 of 18 pages

EXHIBIT INDEX

Exhibit	Document Description
A	Agreement Pursuant to Rule 13d-1 (k)
B	Power of Attorney (previously filed)